UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOCIETAL CDMO, INC.

(Name of Subject Company (Issuer))

CANE MERGER SUB, INC.

a wholly-owned subsidiary of

CORERX, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

Ajay Damani

Chief Executive Officer

14205 Myerlake Circle

Clearwater, Florida 33760

Telephone: (727) 259-6950

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

Telephone: (919) 821-6668

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the tender offer (the “Offer”) by Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly-owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), at a purchase price of $1.10 per Share in cash, without interest, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Societal CDMO, Inc., a Pennsylvania corporation. SCTL’s principal executive offices are located at 1 E. Uwchlan Ave, Suite 112, Exton, Pennsylvania, 19341. SCTL’s telephone number is (770) 534-8239.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $1.10 per Share, in cash, without interest, and less any required withholding taxes, upon the terms and conditions set forth in the Offer. SCTL has advised Parent and Purchaser that, as of March 6, 2024, there were (i) 105,690,922 Shares issued and outstanding, (ii) 8,293,984 Shares issuable upon the exercise of outstanding stock options, (iii) 6,872,123 Shares underlying outstanding restricted stock units and (iv) 6,677,588 Shares underlying outstanding warrants.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Parent and Purchaser. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Persons”) and Schedule I attached to the Offer to Purchase.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) and Schedule I attached to the Offer to Purchase

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for SCTL”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for SCTL”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for SCTL”)

•	THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

•	THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Persons”) and Schedule I attached to the Offer to Purchase

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

•	THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with SCTL”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for SCTL”)

•	THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

•	THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

•	THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals; Appraisal Rights”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 11, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in the New York Times on March 11, 2024.

(b)*	Amended and Restated Debt Commitment Letter, dated March 8, 2024.

(d)(1)	Agreement and Plan of Merger, dated February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and Societal CDMO, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Societal CDMO, Inc. with the Securities and Exchange Commission on February 28, 2024 (File No. 001-36329)).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Societal CDMO, Inc. with the Securities and Exchange Commission on February 28, 2024 (File No. 001-36329)).

(d)(3)*	Mutual Non-Disclosure and Confidentiality Agreement, effective as of October 27, 2023, as amended, between Societal CDMO, Inc. and QHP Capital, L.P. (as amended on February 28, 2024).

(d)(4)*	Exclusivity Agreement, dated January 19, 2024, by and among QHP Capital, L.P., Parent and Societal CDMO, Inc. (as amended on February 18, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024	CANE MERGER SUB, INC.

/s/ Jeffrey Edwards
Name: Jeffrey Edwards
Title: President

CORERX, INC.

/s/ Ajay Damani
Name: Ajay Damani
Title: Chief Executive Officer